Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 12

Date of Original Offering Circular: May 4, 2018

August 25, 2020

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Continuation of Offering

The Offering was commenced on May 4, 2018. At that time, it was believed that the Shares would be offered and sold within two years. As permitted by applicable rules of the Securities and Exchange Commission, the Company has decided to extend the Offering for a third year through May 3, 2021. Under the pricing formula described in the Offering Circular, the Offering price of the Shares has been set at $10.00 per Share at each applicable quarterly price adjustment date through the date of this Supplement.

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